Ian A. Shaw   B.Comm, C.A.
Financial Management

98 Crimson Millway	Toronto 416 441 1386
Toronto, Ontario	Farm 519 538 5575
M2L 1T6	Mobile 416 453 2772
E mail ianshaw@sympatico.ca

Mr. Gifford A. Dieterle
Chairman, President and Treasurer
Capital Gold Corporation
76 Beaver Street
New York, NY 10005

Dear Sir

From your letter seeking my resignation it would appear that that I have lost the confidence of you, management and the Board of Capital Gold.  While I seriously dispute the allegations you have made nevertheless I hereby resign from the Board of Directors of Capital Gold Corporation effective immediately. I have been granted certain options which I will exercise and I will submit an expense report for out of pocket costs incurred up until today.

Yours truly

Ian A. Shaw